ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Description of Business

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating one mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced gold production in May 2009.

Development efforts in 2012 are principally focused on the underground mine at Pinson where the Company began gold-ore production in August of 2012. Development, construction, and ramp-up are continuing at this time. The Pinson project will transition from being a development project to be an operating mine upon attaining commercial production levels, targeted to be around the end of the first quarter of 2013. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is continuing at a measured and controlled pace. A drilling program is planned for Reward in late 2012 to provide additional information for final pit design and to ensure that ore does not lie under the planned plant and leach pad construction areas. We expect to commence construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet. Management believes that this strategy will provide the opportunity for funding the sequential development of Reward.

Additional limited work was undertaken in 2012 at Pinson on data collection for an adjacent open pit mine project and on data collection at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana, both for future feasibility work.

A limited drilling program will be conducted at the Briggs Mine commencing October 2012. The goal of this program is to further define gold resources for the potential expansion of the Briggs main pit. If successful, this effort may add up to an additional four years of life to the Briggs Mine.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final top soil placement was completed at the site in the Third Quarter 2012. Future work includes the ongoing monitoring and treatment of water.

The following discussion and analysis of the financial position and results of operations for the Company is current through November 13, 2012 (the “Report Date”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto for the quarter ended September 30, 2012 (“Third Quarter 2012”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for certain disclosures that are made in Canadian dollars (“CAD” or “C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010 and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Highlights for Third Quarter 2012:

•	Atna generated net income of $0.7 million, $0.01 per basic share, in the Third Quarter 2012 net of an income tax benefit. Income before income tax was $0.5 million.
•	Net cash provided by operating activities in the Third Quarter 2012 was $1.3 million. Cash provided by operating activities before working capital adjustments was $2.6 million. As of quarter-end, cash and cash equivalents were $20.7 million.
•	Gold sales for the Third Quarter 2012 from Briggs totaled 8,600 ounces, 6% higher than in Second Quarter 2012.
•	Briggs produced $4.1 million in operating cash flow and $3.4 million of income before tax in the Third Quarter 2012.
•	Issuance of 17,250,000 shares and 1,035,000 warrants netted $16.3 million in September 2012, expected to be more than sufficient to fully fund and complete the Pinson underground mine development.
•	Development of the underground mine at Pinson remains on track with the initial development of two ore mining areas (stopes). Two additional stopes are presently under development. A total of 1,041 feet of development was completed, and 1,922 tons of oxide and sulfide ores were mined and stockpiled in Third Quarter 2012.
•	Three operating crews are presently employed at Pinson working two-10 hour shifts, seven days per week. A fourth operating crew is being added to expand the working schedule to a 24-hour per day, 7 day per week operation.
•	Construction of surface facilities at Pinson including an assay lab, backfill facilities, expanded surface stockpile areas and dewatering capacity will be completed or nearing completion in the fourth quarter 2012.
•	A seven-hole metallurgical drilling program was completed at the Columbia gold project with positive results indicating continuity and good grades. An environmental and technical baseline study was also conducted during the quarter.
•	Final top soil placement was completed during the quarter at the Company's Kendall mine closure site in Montana.

Year-to-Date Highlights, September 30, 2012:

•	Atna generated net income of $4.6 million, $0.04 per basic share, Year-To-Date 2012. Income before income tax was $5.4 million, an increase of 56 percent relative to Year-To-Date 2011.
•	Net cash provided by operating activities Year-To-Date 2012 was $8.6 million.
•	Gold sales totaled 26,076 ounces Year-To-Date 2012, an increase of 9% over Year-To-Date 2011. Gold sales increased Year-To-Date 2012 by 15% to $43.0 million from $37.3 million Year-To-Date 2011.
•	Briggs produced $15.3 million in operating cash flow and $11.7 million of income before tax Year-To-Date 2012.
•	New NI 43-101 Technical Reports were filed for the Pinson-underground, Reward and Briggs gold properties during Second Quarter 2012, updating resources, reserves, economics and mine plan outlooks.
•	A proven and probable ore reserve of 1.7 million tons at an average grade of 0.369 ounces per ton, containing 644,600 ounces of gold was declared for the Pinson-underground project.
•	The new Technical Report for Reward increases mine life by two years over the prior estimate. The project is now expected to have a six year life producing at an average annual rate of approximately 35,000 ounces, producing a projected net present value (NPV) of $100 million, using a gold price of $1,500 and a discount rate of 5%.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Outlook and Strategy

The Company expects the gold market to remain robust in 2012 and the foreseeable future. Atna therefore plans to continue executing upon the strategy of developing its portfolio of advanced-stage growth projects using the cash flow from existing mines, supplemented by proceeds from stock issued in Third Quarter 2012. The Company plans to begin shipping ore from Pinson in Fourth Quarter 2012 and to complete primary development and ramp-up the Pinson underground mine to commercial production levels by the end of First Quarter 2013. Once Pinson has achieved positive cash flow, the cash generated from both Briggs and Pinson will be used to strengthen Atna's balance sheet by reducing debt and accumulating cash. This strategy will provide the opportunity for funding the sequential development of Reward and future projects in a measured and controlled manner. The Company believes that this strategy will build shareholder value, while allowing the Company to grow and prosper even in today's difficult capital markets.

The Company’s key goals are:

•	Produce and sell approximately 35,000 to 45,000 ounces of gold in 2012, inclusive of development production from the Pinson-underground mine.
•	Maintain a high level of safety and environmental performance;
•	Improve productivity and cash flow generation from Briggs;
•	Staff and substantially develop Pinson in 2012 with the goal of commencing commercial production by the end of the first quarter 2013;
•	Increase production at Pinson, once modification to its Water Pollution Control Permit has been approved, expanding the mining rate up to 400,000 tons of ore per year.
•	Complete another phase of drilling and initiate mine development at Reward, once adequate funding is available.
•	Commence a feasibility study work to determine the economic potential of the open pit resource at Pinson;
•	Initiate feasibility study at Columbia;
•	Extend the mine life at Briggs through resource to reserve conversion; and
•	Strengthen the balance sheet through debt reduction and accumulation of cash flow from operations.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California. Briggs was initially constructed in 1995, closed in 2004, and recommenced commercial production in July of 2009. Through September 30, 2012, Briggs has produced over 640,000 ounces of gold. Briggs is a conventional open pit mine that uses heap leach gold recovery. All ore is crushed to a target 80% passing a 1/4 inch-slot prior to placement on the leach pad, and target gold recovery is 80%.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the principal conduit for gold mineralization, is the north to south trending Goldtooth fault.

Briggs produced $4.1 million in operating cash flow and $3.4 million of income before tax in the Third Quarter 2012. The Briggs mine sold 8,600 ounces of gold in Third Quarter 2012, a 6 percent increase over Second Quarter 2012 results, to produce $14.2 million in gross revenue, an 8 percent increase over Second Quarter 2012 results. The average selling price per ounce of gold was $1,647 in Third Quarter 2012 versus $1,612 in Second Quarter 2012.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Gold sales for the third quarter were 6% above those for the second quarter, but were below target primarily due to less crushed ore being placed on the leach pad in the second quarter. This was due to the secondary crusher failure; coupled with gold-recovery lag times in the heap-leach circuit. Above-target crushed ore placements in the third quarter are expected to positively affect fourth quarter gold production. Full year 2012 production guidance for Briggs, as stated in the Second Quarter report, remains 35,000 to 42,000 ounces.

Total crushed ounces placed on the leach pad in the third quarter exceeded second quarter placements by 58%. This was due to significantly improved crushing plant availabilities and runtime after failure of the secondary crusher in the second quarter. Increased crushing plant availability was due largely to an ongoing program of upgrading key production units in the crushing plant, which had been the principal production constraint at Briggs. This program has included a rebuilt primary jaw crusher in the first quarter, rebuild of the secondary crusher in the second quarter and replacement and rebuild of tertiary crushers. Major components in the screening plant have also been replaced.

Production details for Briggs for the five most recent quarters are shown in the following table.

	Third	Second	First	Fourth	Third
Production Statistics	Quarter 2012	Quarter 2012	Quarter 2012	Quarter 2011	Quarter 2011
Waste tons	1,201,100	1,348,100	1,719,500	1,983,100	2,512,300
Ore tons	634,600	581,500	712,400	759,100	615,800
Total tons	1,835,700	1,929,600	2,431,900	2,742,200	3,128,100
Strip ratio (waste / ore)	1.9	2.3	2.4	2.6	4.1
Ore grade (oz/ton)	0.017	0.020	0.018	0.017	0.018
Contained gold ounces mined	10,700	11,600	12,500	12,900	11,000
Gold ounces sold	8,600	8,100	9,400	8,400	9,700
Recoverable gold ounces inventory	16,700	17,700	16,600	15,500	12,700
Cash cost of gold sales ($/oz) including net capitalized stripping	$1,037	$928	$911	$932	$908

The following schedule reconciles cost of sales to cash cost per gold ounce sold for the year-to-date periods indicated.

	Nine Months Ended September 30,
	2012	2011
Total cost of sales	$31,214,900	$27,606,100
Less - mining related depreciation and amortization	(5,983,200)	(5,553,900)
Less - silver by-product credits	(258,200)	(276,750)

Total cash cost of production	$24,973,500	$21,775,450

Ounces sold	26,077	23,950

Total cash cost per ounce	$958	$909

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Cash cost per gold ounce sold is a common gold mining industry measure and is therefore provided for benchmarking purposes. The measure may be useful as an indication of the average cash cost per ounce sold; but the measure does not reflect incremental costs or cash expenditures as fixed costs are included in the calculation and capital spending is ignored by the measure. Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, depletion.

Operating costs at Briggs were significantly higher than expected in the third quarter, primarily due to a number of one-off expenditures. These one-off expenditures, in part, represented residual cost impacts from the second quarter failure of the secondary crusher, creating a negative cost variance in the third quarter of approximately $26 per ounce. The site also experienced an unusual cycling of high-cost wear items, primarily tires and conveyor belts, leading to an additional variance of approximately $36 per ounce. Costs for these items will likely be lower than expected in the fourth quarter as a result of higher third-quarter spending. An additional one-time cost was experienced in moving the leach pad stacking system from the second lift to the third lift of the leach pad. This move necessitated the refurbishment of a number of additional unused stacker conveyors. Higher-than-expected diesel fuel prices added an additional variance of $22 per ounce.

In Third Quarter 2012, CR Briggs recognized an insurance settlement of $435,800, net of a $100,000 deductible, for the principal property damage claim related to the failure of the secondary crusher in Second Quarter 2012.  Additional insurance payments related to temporary repairs after the event and to a separate business interruption insurance claim remain contingent upon review by the insurer and therefore will be recognized in the future if or as claims are accepted and settled by the insurer.

Actions have been taken and others are underway to foster continuous improvement in production and reliability while cutting costs at Briggs. Actions have included reinforcing business goals with personnel, changes in personnel, revising authority levels for expenditures, additional training regarding tracking and analysis of costs, and increased attention to maintenance programs. Changes to operating schedules and an active cost-cutting program are being put in place.

Briggs’ production costs on a per-ton-mined and per-ton-processed basis are summarized below for the periods indicated.

Briggs Average Operating Cost Per Ton

Function	Basis	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Mining	$/ton of mined material, ore & waste	$2.12	$1.25	$1.77	$1.12

Mining	$/ton of ore crushed	$5.04	$5.70	$5.64	$5.92
Crushing	$/ton of ore crushed	$3.56	$2.90	$3.85	$2.59
Leach and Plant	$/ton of ore crushed	$1.62	$2.08	$1.66	$2.04
Site Gen. and Admin.	$/ton of ore crushed	$2.73	$2.31	$3.07	$2.47
Total Operating cost	$/ton of ore crushed	$12.95	$12.99	$14.22	$13.02

A ten-hole reverse circulation drilling program commenced in October at the Briggs mine. The primary goal of this program is to test the western flank of the Briggs main pit resource in the expectation of converting resources to reserves and further strengthening the economics of the next production phase at the mine. It was determined that this zone was under-drilled and that more information is needed for use in reserve estimation and design of the next potential expansion of the main pit.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Briggs’ additions to capital and development were $0.8 million and $3.3 million in Third Quarter 2012 and year-to-date 2012, respectively. Capital spending in Third Quarter 2012 related principally to crusher improvements and the replacements of a generator and a haul-truck engine. Inclusive of capitalized leases, rebuilds, and the infill drilling program; Briggs expects capital additions of between $0.6 million and $0.9 million in the fourth quarter of 2012.

DEVELOPMENT PROPERTIES

Pinson Underground Mine, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about 10 miles north of the Golconda Exit from Interstate Highway 80. The property is located on the Getchell Gold Belt in north-central Nevada near where it intersects the north end of the Battle Mountain- Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician aged Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone.

In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with Pinson Mining Company ("PMC") a subsidiary of Barrick Gold to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70% and Atna owning 30%. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. Atna now controls four square miles of land containing the historic Pinson Mine and the related mineral resources. The Pinson underground ores are subject to a 3.0% Net Smelter Return ("NSR") royalty payable to underlying landholders. This will increase to a 6.0% NSR royalty after approximately 100,000 ounces are sold. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold are sold.

In May 2012, an independent engineering firm with Qualified Persons, as defined in NI 43-101, completed an NI 43-101 compliant technical report for the Pinson Underground Gold Mine. The report demonstrates that Pinson is an economically attractive gold mining project. The report includes Mineral Resource and Mineral Reserve estimates, mining and processing plans, detailed project economics and sensitivity analyses. The report envisions a six-year life after the 2012 development period to recover approximately 550,000 ounces of gold at an average rate of approximately 90,000 ounces per year from current Proven and Probable Mineral Reserves. This projection does not include possible conversion of Inferred Mineral Resource into Mineral Reserve nor any additional contribution from the adjacent potential open pit project.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Project economics from the study at varying gold prices are demonstrated in the following table.

Gold Price		$1,300	$1,500	$1,700
IRR		103%	171%	239%
NPV 10% (Million)	(Million)	$72	$129	$185
Payback (Years)	(Years)	2.2	1.6	1.4
Cash Operating Cost (C1)*	($/oz)	829	829	829
Total Cash Cost (C2) *	($/oz)	935	972	1,010
Full Cost (C3)*	($/oz)	1,067	1,104	1,142

*Gold Institute Cost Standards:

C1: Total direct costs of production

C2: C1 plus royalty payments and Nevada severance tax

C3: C2 plus depletion, depreciation, and the amortization of capital costs

Pinson has a “small-mine” Water Pollution Control Permit that allows underground mining of 36,500 tons of ore per year. The Company began development of the mine based on this permit in 2012. On June 22, 2012, the Company submitted a modification to this permit to the Nevada Division of Environmental Protection ("NDEP") to allow an increased mining rate of up to 400,000 tons per year of ore. Pinson has received notice from the NDEP that modification to its Water Pollution Control Permit to increase to a large-scale facility is administratively complete. The Department is now conducting their technical review. Atna anticipates approval of the permit modification by year-end 2012. No Federal filing is required since the potential underground mining zones are located on private lands.

On July 20, 2012, the Company received Notice of approval of the Class II Air Quality Operating Permit from the NDEP. This permit covers the operation of an ore-crushing facility, a crusher facility for aggregate for backfill, a shotcrete plant, a backfill plant and an assay laboratory.

Associated with the existing permits is approximately $2.0 million in reclamation bonding. Atna provided the State of Nevada with approximately $0.8 million of this bonding to date and expects to provide the balance of approximately $1.2 million late in 2012 when the State completes its review of the bonding requirement.

Development, construction, and ramp-up are continuing at this time. The Pinson project will transition from being a development project to be an operating mine upon attaining commercial production levels, targeted to be around the end of the first quarter of 2013. Significant development progress has been made through the Third Quarter 2012 at Pinson. Development statistics are shown in the following table:

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

	Third	Second	First
Production Statistic	Quarter 2012	Quarter 2012	Quarter 2012	Total
Oxide tons	454	340	1,413	2,207
Oxide grade (opt)	0.455	0.381	0.333	0.365
Oxide ore ounces	207	130	471	807
Sulfide tons	1,468	-	-	1,468
Sulfide grade (opt)	0.341	-	-	0.341
Sulfide ore ounces	501	-	-	501
Total gold ounces mined	707	130	471	1,307

Payable oxide ounces	-	375	-	-
Payable sulfide ounces	-	-	-	-
Payable ounces sold	-	375	-	375

Escapeway (feet)	247	765	-	1,012
Spiral (feet)	366	-	-	366
Lateral Development (ft)	428	-	-	428
Total Development (ft)	1,041	765	-	1,806

Active stope areas	2	bulk sample	bulk sample
Stopes under devel.	2	-	-

Additional Points Regarding Pinson Underground Development in Third Quarter 2013:

•	The second escapeway access into the mine was completed in June, and the spiral decline has been driven an additional 366 feet, providing access to two stopes. A total of 428 feet of secondary access to stopes has been completed through the end of September.

•	Year-to-date ore production from development now totals approximately 3,675 tons.

•	Boart-Longyear started underground RC drilling for stope delineation in early October and twenty-seven drill-holes have been completed, a total of 2,225 feet. See Press Release of November 6, 2012 for detail of assay results.

•	A temporary Cemented Rock Fill (CRF) plant has been built for use in backfilling ore mining areas and a permanent CRF plant has been designed. A mobile crushing plant is being set up on site to crush CRF aggregate.

•	Power lines have been extended to provide power to additional de-watering wells and the crusher location. A second dewatering well was commissioned in September and quotes are being received to add a third well.

•	An assay lab is under construction and is expected to be completed in early December. Assay services are presently being provided by a third party.

•	Expansion of the lined, sulfide-ore stockpile area is also underway.

•	A bulk sample of approximately 1,550 tons of oxide ore was shipped to Newmont’s Twin Creeks oxide mill for processing in June. The ore contained 548 ounces of gold at and average grade of 0.353 oz/ton. Recovery by the mill was 92.6% of contained gold. Atna received approximately $600,000 for this ore sale which was credited against capital spending in the second quarter.

•	All department head positions at Pinson have been filled. Atna now has 13 full-time employees on site. DMC Mining Services, the contract mining company, has 32 full-time employees on site; and they have mobilized the major equipment needed for underground mining.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

•	Three operating crews are presently employed working two 10-hour shifts, seven days per week. A fourth operating crew will be added in the fourth quarter expanding the working schedule to a 24-hour per day, 7 day per week operation.

The projected cumulative capital outlay for the Pinson underground project, net of ore sales and using a $1,500 gold price, is approximately $28 million. Royalty, severance tax, and net capital outlays will vary as gold prices change. Pinson capital and development spending during Third Quarter 2012 was $5.3 million. A total of $14.6 million has been spent at Pinson out of a total budget expenditure of $20 million during 2012. Capital outlays will increase later in the fourth quarter as the rate of development and mining is increased. The Pinson underground project remains substantially on track and on target with regard to planned spending and the rate of development.

Mining is by mechanized methods utilizing underground loaders, trucks, and jumbo drills. The Pinson mine will utilize an underhand cut and fill mining method using cemented fill. This method was chosen due to the variable nature of the various ore bodies and the low strengths of the ore and country rock. This method maximizes safety and minimizes ore dilution, while recovering a high percentage of ore reserve to maximize economic return. The cut and fill mining method is currently being used in a number of mines in Nevada where ore and country rock characteristics necessitate a conservative support design to enhance miner safety.

A processing plant or mill is not planned to be built at Pinson. As part of the APSA, Atna entered into a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. This agreement is evergreen through the life of the Pinson underground project. Sulfide ore will be shipped in lots of 15,000 tons each under the contract, equivalent to one day of production at the Goldstrike plant. All gold produced under this Agreement will be sold to Barrick at market-indexed prices. The Goldstrike plant is approximately 135 miles from Pinson. An ore sales agreement has been signed for the sale of oxide ores from Pinson to Newmont's Twin Creek's oxide mill. Under this agreement ore will be sold, based on a payable/recoverable gold content basis, to Newmont in 3,000 ton lots, representing the daily capacity of that plant. This agreement is valid through December of 2013. Newmont’s Twin Creeks plant is approximately eight miles from Pinson. Oxide ore represents approximately 15% of stated reserves at Pinson.

Mined ore is transported to surface stockpiles. Once assay data is received, this ore is separated into oxide, sulfide and low grade stockpiles. Once a sufficient lot size has been accumulated, the ores will be shipped to either the oxide or sulfide mills, depending on designation. Low grade, i.e. below cutoff grade, material is stockpiled in the MAG pit for potential future processing. This material is accounted for as waste. The rate of production, the batch sizes of the ore shipments, and roughly a 30-day receivable cycle will potentially result in months elapsing between the ore being mined, ore sales, and cash receipts. This will also result in periodically large working capital balances, building inventory and receivables.

The workings are being de-watered using two existing wells. Two additional wells have been drilled and the Company purchasing additional pumps and related equipment to put these wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin has been permitted for construction.

Pinson Open Pit Project, Nevada

The Pinson mine had previously operated as an open-pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Since 2004, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. Re-evaluation of this potential in the currently robust gold market environment has resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that is believed to be amenable to open-pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

The Company has received proposals to commence a phase 1 pre-feasibility study to develop those portions of the open pit that reside on private property. Work on the initial phases of this project is expected to commence in the fourth quarter of 2012. The goal of this study will be to determine if a viable project may be developed under an expedited permitting process. The potential open-pit mine is currently unpermitted and will be subject to the permitting process prior to the commencement of mining.

A metallurgical sample drilling program in the Mag open pit was completed in May, 2012. A total of four PQ core holes were drilled totaling 2,086 feet to acquire samples for column leach testing of the potential open-pit, heap-leach gold resources in the Mag pit. Column leach testing will be the focus of the metallurgical work with attention to crush-size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation. Cores from this program have been delivered to a reputable third-party lab, and work has commenced on assaying and setting up the test programs.

Reward Mine, Nevada

The Reward mine (“Reward”) is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Atna holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. Atna also owns 99 unpatented claims and six patented claims. The leases and patented claims carry a three percent NSR royalty.

In July 2012, the Company announced the results of a new NI 43-101 Technical Report for the Reward Gold Project. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Technical Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward.

This report increased mine life by two years over the original 2008 estimate based on a higher gold price and the results of a 15-hole, 8,880 foot (2,700 meter) drilling program completed in 2011 which expanded the limits of the ore-body. The mine is now expected to have a six-year life producing at an average annual rate of approximately 35,000 ounces per year.

Projected project economics at varying gold prices are shown in the following table:

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Technical Report Highlights (M=million)

Mine Production Rate: 6,500 tons per day ore

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Mine Life: six years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste:ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Reward will be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011.

Phase 1 development bonds have been posted and substantially all permits required for mine development and operating activities have been received. During 2009, work was completed on an Environmental Assessment for Reward. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

The Company is planning to commence a 20,000-foot drill program late in the fourth quarter of 2012. This program will provide additional information on the down-dip extension of mineralized beds, provide additional infill drilling information where required to convert inferred mineralization to measured and indicated resource, provide additional information for pit design, and ensure that ore does not lie under the planned plant and leach pad construction areas. We expect to commence construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet. This strategy will provide the opportunity for funding the sequential development of Reward in a measured and controlled manner. Long lead-times for mobile mining equipment will be taken into consideration in scheduling development. Once commenced, a nine-month construction period is anticipated; with gold production commencing three months after construction is completed.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia project (“Columbia”), which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 1,776 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero percent to 6 percent.

An independent engineering firm with Qualified Persons (as defined in NI 43-101) was retained to complete the NI 43-101 “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) dated June 2010. Results of this study demonstrate that the project may have favorable economic development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work, however, justifies moving ahead with a feasibility-level study to further define the economics of the project and to determine whether to commence the permitting process.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. Projected average annual production is approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life. The initial design seeks to minimize environmental impact by incorporating dry tailings to be placed as pit backfill versus a conventional wet tailings dam.

The PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones at the property known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

While the State of Montana does not currently permit the use of cyanide gold recovery with open pit mining, other forms of processing such as gravity separation and flotation are allowed. A second round of metallurgical test work was completed in February 2012. This work was focused on characterizing grades and recoveries utilizing conventional gravity and flotation methods. Both rougher and cleaner flotation circuits were utilized. Reverse circulation reject samples were composited to create oxide mineral samples for testing. The test work developed an overall recovery for gravity and flotation of approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces of gold and 125 ounces of silver per ton of concentrate. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent indicating a high level of oxidation.

During the Third Quarter 2012, the Company completed seven reverse circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the 2010 NI43-101 Technical Report.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

In addition to drilling, environmental baseline data gathering continued at Columbia. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Monitoring included surveys for threatened, endangered, or sensitive species. These investigations will continue through the 2013 field season.

Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion over the next year of a Mine Plan of Operations as a basis to commence the permitting process at Columbia.

All of the holes drilled in this program encountered mineralized intercepts over potentially minable intervals along the strike and down the dip of the Columbia and Donnely vein systems.

Detailed Drill Results

Drill Hole	From-feet (meters)	To-feet (meters)	Length-feet (meters)	oz/ton Au (grams/tonne Au)	oz/ton Ag (grams/tonne Ag)
COL12-001	0 (0)	190 (57.9)	190 (57.9)	0.067 (2.3)	0.423 (14.5)
including	15 (4.6)	95 (29.0)	80 (24.4)	0.123 (4.2)	0.807 (27.7)
	220 (67.1)	240 (73.1)	20 (6.1)	0.014 (0.5)	0.091 (3.1)
	410 (125.0)	435 (132.6)	25 (7.6)	0.020 (0.7)	0.066 (2.3)
COL12-002	0 (0)	305 (93.0)	305 (93.0)	0.074 (2.5)	0.619 (21.2)
including	50 (15.2)	90 (27.4)	40 (12.2)	0.173 (5.9)	0.195 (6.7)
including	145 (44.2)	160 (48.8)	15 (4.6)	0.131 (4.5)	0.253 (8.7)
including	205 (62.5)	250 (76.2)	45 (13.7)	0.201 (6.9)	2.847 (97.6)
	335 (102.1)	500 (152.4)	165 (50.3)	0.029 (1.0)	0.259 (8.9)
COL12-003	140 (42.7)	310 (94.5)	170 (51.8)	0.084 (2.9)	0.340 (11.7)
including	185 (56.4)	210 (64.0)	20 (6.1)	0.205 (7.0)	1.392 (47.7)
including	255 (77.7)	300 (91.4)	45 (13.7)	0.135 (4.6)	0.271 (9.3)
	350 (106.7)	435 (132.6)	85 (25.9)	0.024 (0.8)	0.039 (1.3)
	450 (137.2)	485 (147.8)	35 (10.7)	0.011 (0.4)	0.024 (0.8)
	495 (150.9)	630 (192.0)	135 (41.1)	0.039 (1.3)	0.130 (4.5)
COL12-004	115 (35.1)	205 (62.5)	90 (27.4)	0.033 (1.1)	0.146 (5.0)
	290 (88.4)	320 (97.5)	30 (9.1)	0.028 (1.0)	0.109 (3.7)
COL12-005	65 (19.8)	520 (158.5)	455 (138.7)	0.033 (1.1)	0.103 (3.5)
including	325 (99.1)	360 (109.7)	35 (10.7)	0.059 (2.0)	0.087 (3.0)
including	385 (117.3)	520 (158.5)	135 (41.1)	0.061 (2.1)	0.191 (6.5)
COL12-006	35 (10.7)	70 (21.3)	35 (10.7)	0.035 (1.2)	0.165 (5.7)
	95 (29.0)	125 (38.1)	30 (9.1)	0.023 (0.8)	0.034 (1.2)
	150 (45.7)	200 (61.0)	50 (15.2)	0.020 (0.7)	0.087 (3.0)
Hole lost in workings	235 (71.6)	288 (87.8)	53 (16.2)	0.020 (0.7)	0.244 (8.4)
COL12-017	340 (103.6)	400 (121.9)	60 (18.3)	0.014 (0.5)	0.373 (12.8)

* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill-hole.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations” in 2013. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Briggs’ Cecil R Satellite Property, California

The Cecil R gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. The NI 43-101 resource estimate is based on over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit that hosts the Briggs deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

The Company has commenced a series of internal engineering and economic scoping studies to determine if additional expenditure on this project is justified. This work should be completed in early 2013.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover prospect is a low-sulfidation, epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district and the Ken Snyder Mine. The property has been the subject of a number of drilling campaigns that produced positive results.

No work is currently being performed on this project and the Company is seeking a third party to continue work on the project.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with a subsidiary of Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company and Uranium One entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012, to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company may assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures. The Company has no expenditure obligations while Uranium One spends the funds to increase its interest in the Sand Creek JV.

In late 2011, Uranium One completed a total of 32 holes with 13 holes (41 percent) encountering grade-thickness values (GT’s) of greater than 0.25 foot-percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. Uranium One is working to update its mapping of the uranium trend and associated resources by integrating the new drilling. As of year-end 2011, Uranium One had met 60 percent of its earn-in commitment and had increased their equity position in the joint venture to 38 percent. Atna does not control the timing of future drilling operations under the terms of the Supplemental Agreement.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlie surface rights owned by other parties. The lands occur in thirteen counties in western Montana. The Company is in the process of subdividing this package for exploration joint venture or sale.

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Compa2 percent NSR royalty. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon. Payments under this option are current.

In July 2011, the Company entered into option agreements to sell its Wolf and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a two percent NSR royalty position that will be allocated to their respective accounts. Mindat is current on its option payments for Wolf.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and a NSR royalty of between 0.5 percent and 1 percent, depending on underlying royalty structures. This option was renewed at its starting point in July 2012.

Reclamation Property

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation ("CRK"), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces. Kendall operated under permits issued by Montana Department of Environmental Quality ("MDEQ") and other regulatory agencies.

In 2006, CRK was given approval to commence leach pad capping operations and a bentonite enhanced basal layer was placed on all leach pads. Contouring and placement of top soil on all disturbed areas at Kendall, with the exception of the leach pad areas, was substantially completed by the end of 2008. In 2011, CRK received permission from MDEQ to place the final topsoil cover on the leach pads. The Company posted a $0.2 million surety bond with the MDEQ for this capping project in Second Quarter 2012. Soil placement was completed in September 2012 and seed is currently being placed to provide final vegetative cover. The Company believes that with completion of this cover, reclamation earthwork at the site will be substantially complete. Water management and treatment at the site will be continued for the foreseeable future. Since mine closure in 1996, over $14.0 million has been expended on closure and reclamation activities at Kendall.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

In April 2012, CRK entered into an Agreement with MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of this Agreement, CRK submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. MDEQ shall perform a completeness review of this plan supported by a closure EIS. The MDEQ is currently soliciting bids for its scope of work on the EIS. The EIS will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ.

In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ, as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining in the current funds on deposit with the MDEQ will be utilized in funding this trust.

Royalty Interests

Atna controls a number of NSR royalty interests on properties in both North and South America. These royalties are the result of property sales and property option exercises. The summary list is shown below:

Property	Location	Operator	Atna NSR	Metal
Ty	Yukon, Canada	Pacific Bay Minerals	1.00%	Pb, Zn, Au, Ag
Adelaide	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Tuscarora	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Celeste	Chile, Region II	Coro Mining	0.50%	Copper
Atlanta	Nevada, USA	Meadow Bay	3.00%	Gold

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current based on reports dated as indicated in the footnotes to the tables. The scientific and technical information contained in this report has been reviewed and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, and a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) – 100% Atna
Proven	6,296	0.020	128,788
Probable	5,942	0.020	118,141
Briggs Reserves	12,238	0.020	246,929
Reward (2) – 100% Atna
Proven	3,673	0.025	90,636
Probable	8,183	0.021	175,174
Reward Reserves	11,856	0.022	265,810
Pinson Underground (3) – 100% Atna
Proven	1,011	0.366	370,100
Probable	736	0.373	274,500
Pinson Underground Reserves	1,747	0.369	644,600

Total Reserves	25,841	0.045	1,157,339

(1)	Briggs mineral reserve summary is current as of December 31, 2011, and is based on a 0.007 oz/ton incremental leach cut-off grade calculated using $1,300 per ounce gold and have been reconciled for mine production in 2011 and is supported by an NI 43-101 Technical report filed on SEDAR on May 22, 2012.
(2)	Reward mineral reserve is current as of December 31, 2011, using a >$0.01 net incremental value using $1,300 per ounce gold and is supported by an NI 43-101 Technical Report filed on SEDAR on July 9, 2012.
(3)	Pinson Underground reserve is current as of May 18, 2012, reported using a $1,300 gold price and a cutoff grade of 0.2oz/ton, as supported by an NI 43-101 Technical Report filed on SEDAR on May 31, 2012.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs (1, 2)	13,306	0.021	278,000
Reward (1, 3)	4,692	0.023	106,400
Pinson Underground (1, 4)	1,619	0.355	575,000
Pinson Open Pit (4)	21,158	0.035	732,000
Columbia (5)	5,730	0.047	254,400
Cecil R (6)	858	0.024	20,800
Total Measured	47,003	0.042	1,966,600
Indicated
Briggs (1, 2)	20,293	0.019	383,700
Reward (1, 3)	13,363	0.019	256,200
Pinson Underground (1, 4)	1,301	0.383	498,000
Pinson Open Pit (4)	4,307	0.058	249,600
Columbia (5)	11,294	0.043	487,300
Cecil R (6)	2,382	0.022	52,700
Total Indicated	52,940	0.036	1,927,500
Measured and Indicated
Briggs ( 1, 2)	33,598	0.020	661,700
Reward (1, 3)	18,055	0.020	362,600
Pinson Underground (1, 4)	2,920	0.368	1,073,000
Pinson Open Pit (4)	25,466	0.039	981,700
Columbia (5)	16,664	0.045	741,700
Cecil R (6)	3,240	0.023	73,500
Total Measured and Indicated	99,943	0.039	3,894,200

Inferred
Briggs (2)	12,940	0.018	228,600
Reward (3)	4,757	0.014	65,600
Pinson Underground (4)	2,236	0.378	845,900
Pinson Open Pit (4)	824	0.034	28,300
Columbia (5)	10,705	0.042	453,600
Cecil R (6)	5,144	0.019	99,400
Total Inferred	36,606	0.047	1,721,400

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Silver Mineral Resources (Columbia)- Measured, Indicated and Inferred (5)

Category	Tons (x 1,000)	Ag (oz/ton)	Contained Ounces
Measured (5)	5,370	0.155	831,100
Indicated (5)	11,295	0.115	1,304,400
Total Measured and Indicated	16,665	0.128	2,135,500

Total Inferred (5)	10,705	0.097	1,035,000

(1)	Mineral Resources for Briggs, Reward and Pinson Underground include Proven and Probable Reserves
(2)	NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 oz/ton gold cut-off
(3)	NI 43-101 Technical Report Reward Gold Project, dated June 29, 2012; 0.006 oz/ton gold cut-off
(4)	NI 43-101 Technical Report, Pinson Project, May 25, 2012; 0.010 oz/ton gold cut-off
(5)	NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.010 oz/ton gold cut-off.
(6)	NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 oz/ton gold cut-off.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Summary of Quarterly Results

Following is selected quarterly information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, and consistently with the accounting policies outlined in the footnotes to the accompanying financial statements.

Results for Quarter ended	Sep-12	Jun-12	Mar-12	Dec-11
Revenues, gold and by-product sales	$14,326,800	$13,159,600	$15,872,400	$14,194,900
Percent change from previous quarter	9%	-17%	12%	-14%
Percent change from prior period	-14%	12%	72%	37%

Average gold price per ounce sold	$1,647	$1,613	$1,683	$1,675
Percent change from previous quarter	2%	-4%	0%	-1%
Percent change from prior period	-3%	6%	20%	26%

Gold ounces sold	8,600	8,100	9,400	8,400
Percent change from previous quarter	6%	-14%	12%	-13%
Percent change from prior period	-11%	5%	42%	8%

Cost of sales, excluding depreciation	$8,988,700	$7,623,000	$8,620,000	$7,930,700
Percent change from previous quarter	18%	-12%	9%	-12%
Percent change from prior period	0%	6%	45%	24%

Cost of sales, excluding depreciation, per ounce sold	$1,045	$941	$917	$944
Percent change from previous quarter	11%	3%	-3%	2%
Percent change from prior period	13%	1%	2%	15%

Depreciation, cost of sales	$1,960,200	$1,799,000	$2,224,000	$2,101,700
Depreciation, cost of sales, per ounce sold	$228	$222	$237	$250

G&A, including depreciation	$1,025,900	$1,066,900	$1,073,100	$1,503,900
Exploration expense	$783,800	$292,500	$127,500	$119,700
Provision for site restoration				$(136,500)

Interest expense	$(298,100)	$(406,700)	$(474,600)	$(522,500)
Realized and Unrealized (loss) gain on derivatives	$(841,100)	$282,900	$(562,700)	$235,800
Other income (expense) not listed above	$184,500	$(183,000)	$87,100	$148,000

Income tax benefit (expense), net	$228,300	$(52,200)	$(1,001,800)	$9,094,700

Net income after income tax for the quarter	$734,800	$2,002,800	$1,860,400	$11,616,000
Basic income per share	$0.01	$0.02	$0.02	$0.10

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Results for Quarter ended	Sep-11	Jun-11	Mar-11	Dec-10
Revenues, gold and by-product sales	$16,597,400	$11,753,400	$9,209,700	$10,380,900
Percent change from previous quarter	41%	28%	-11%	N/A

Average gold price per ounce	$1,696	$1,517	$1,398	$1,325
Percent change from previous quarter	12%	9%	6%	N/A

Gold ounces sold	9,700	7,700	6,600	7,800
Percent change from previous quarter	26%	17%	-15%	N/A

Cost of sales, excluding depreciation	$8,962,900	$7,159,500	$5,929,800	$6,410,600
Percent change from previous quarter	25%	21%	-8%	N/A

Cost of sales, excluding depreciation, per ounce sold	$924	$930	$898	$822
Percent change from previous quarter	-1%	3%	9%	N/A

Depreciation, cost of sales	$2,364,200	$1,682,600	$1,507,100	$1,400,400
Depreciation, cost of sales, per ounce sold	$244	$219	$228	$180

G&A, including depreciation	$893,100	$1,078,900	$982,000	$1,015,300
Exploration expense	$224,300	$219,100	$71,800	$194,900
Provision for site restoration				$(410,500)

Interest expense	$(548,300)	$(573,600)	$(645,800)	$(709,300)
Realized and Unrealized (loss) gain on derivatives	$(1,278,300)	$(533,300)	$(282,800)	$(602,000)
Other income (expense) not listed above	$177,700	$671,400	$94,000	$(63,300)

Income tax benefit (expense), net	-	$-	$-	$-

Net income (loss) after income tax for the quarter	$2,741,400	$1,145,200	$(148,200)	$363,700
Basic income (loss) per share	$0.02	$0.01	$-	$-

The Company’s financial results are not significantly impacted by seasonality. Quarterly expenses and income vary depending on the volume of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors.

Gold price trends indicated above reflect global market conditions. Gold prices have averaged between $1,613 and $1,696 per ounce in each of the last five quarters.

Volumes sold relate directly to operating capacity and production. The trend of increasing volumes by quarter in 2011 reflects completion of the ramp-up phase at Briggs with increased productive capacity added through capital additions and additional shifts. In the last four quarters, Briggs has sold between 8,400 and 9,400 ounces per quarter with variations due to changes in work-in-process inventory levels and grades and some disruptions principally related to mechanical failures of the secondary crusher, which was rebuilt in June 2012. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs’ costs are discussed above under “Briggs Mine, California” for the Company’s operating property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Changes in cost of sales, excluding depreciation, by quarter have generally been consistent with changes in volumes until Third Quarter 2012 when a number of one-off expenses were incurred. Please see descriptions of these expenses under “Briggs Mine, California” and the discussion of Third Quarter 2012 results below. Cost of sales per ounce sold were lower in the quarters ended December 31, 2010 and March 31, 2011 as significant inflation has occurred in the mining industry since that time with prices for diesel fuel, cyanide, maintenance materials, and other supplies having increased.

Depreciation within cost of sales has been relatively consistent on a cost per unit basis. General and Administrative expenses have also been fairly consistent between quarters, but reflects some growth in staff and the use of consultants.

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. Third Quarter 2012 exploration expenses were higher than the prior seven quarters as pre-feasibility drilling programs were undertaken at Pinson-open-pit and Columbia. Many infill drilling programs in prior quarters were instead capitalized to mineral reserves.

Interest expense has trended down as debt is reduced and new debt, associated with the acquisition and development of Pinson is instead capitalized.

Realized and unrealized gains and losses on derivatives relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds. Please see descriptions of these derivatives and the 2009 Gold Bonds in the footnotes to the financial statements and in this MD&A.

Income tax benefits and expenses recorded relate both to the current year’s results and to the deferred tax provision related to longer-term projections and to the use of the Company’s deferred net operating losses (NOL’s). In the quarter ended December 31, 2011, the Company recorded a significant deferred tax asset based on the expectation of future benefits associated with the utilization of the NOL’s.

Results of Operations – Quarter Ended September 30, 2012 versus Quarter Ended September 30, 2011

Atna generated net income of $0.7 million, $0.01 per basic share, for the Third Quarter 2012. These quarterly results compare to net income of $2.5 million, $0.02 per basic share, for the Third Quarter 2011. Significant elements of the $1.7 million (rounded) decrease in net income between the two quarters are presented below.

•	Gold and silver revenues decreased $2.4 million, or 14 percent, to $14.2 million in the Third Quarter 2012 compared to the Third Quarter 2011 with the gold ounces sold decreasing from 9,695 ounces to 8,600 ounces, an 11 percent decrease, and the average price realized per gold ounce sold decreasing from $1,696 to $1,647, a 3 percent decrease.
•	Cost of sales, excluding depreciation, being $9.0 million in both periods, changed little between the Third Quarter 2012 and the Third Quarter 2011. Sales volumes however decreased 11 percent, in part, leading to an increased cost per unit. Sales volumes decreased due principally to the temporary increase of in-process inventory in the Briggs processing plant, about 800 ounces, and the previously disclosed secondary crusher shutdown in Second Quarter 2012 that caused fewer recoverable ounces to be placed on the leach pad in the prior quarter. There were also one-off costs in Third Quarter 2012: residual cost impacts from the secondary crusher failure; an unusual cycling of high-cost wear items, primarily tires and conveyor belts; relocation of the leach pad stacking system from the second lift to the third lift of the leach pad, also involving the repair of a number of unused stacker conveyors; and increasing diesel fuel prices.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

•	Depreciation within cost of sales decreased $0.4 million, or 17 percent, in the Third Quarter 2012 compared to the Third Quarter 2011 reflecting that the units sold decreased by 11 percent and that depreciation attributable to production in the Third Quarter 2012 remained within the increased balance of inventory.
•	Exploration expenses increased $0.6 million to $0.8 million in Third Quarter 2012 compared to the Third Quarter 2011, due to recent drilling programs at the Pinson open-pit project and Columbia that will contribute to feasibility studies for those sites. Much of the drilling at Briggs and Reward in 2011 was capitalized.
•	Interest expense decreased $0.3 million, or 46 percent, to $0.3 million for the Third Quarter 2012 principally as the result of the scheduled principal repayments of the 2009 Gold Bonds. Interest paid on the Sprott loan used to finance the Pinson underground project is being capitalized and is not reflected in interest expense.
•	The realized and unrealized gains and losses on derivatives increased income by $0.4 million in Third Quarter 2012 relative to Third Quarter 2011. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drives these gains and losses. In Third Quarter 2012, an unrealized loss of $0.3 million was recognized for changes in the market value of the balance of embedded 2009 Gold Bond derivatives while an unrealized loss of $0.7 million was recognized for changes in the market value of the embedded derivatives in Third Quarter 2011.
•	In Third Quarter 2012, the Company recognized an insurance settlement of $0.4 million for the principal property damage claim related to the failure of the secondary crusher. This was partially offset by losses on the write-off of assets of approximately $0.2 million associated with a damaged haul-truck engine and torn pond netting.

As of September 30, 2012, cash and cash equivalents were $20.7 million, a $12.2 million increase since June 30, 2012 and an increase of $10.1 million since September 30, 2011. The significant elements underlying the net increase in cash in the Third Quarter 2012 are presented below with comparisons to Third Quarter 2011.

•	A stock offering in Third Quarter 2012 netted $16.3 million. The proceeds of the stock offering will principally be used toward the development of Pinson-underground. In Third Quarter 2011, a new debt obligation contributed $20.1 million; $15.0 million of this cash being used in the same period toward the acquisition of complete ownership interest in Pinson.
•	$4.9 million was used to acquire capital equipment and for mine development at Pinson and Briggs in Third Quarter 2012 compared to $3.3 million used at Briggs in the Third Quarter 2011. Additionally in Third Quarter 2012, $0.6 million was received for a bulk-ore sample that reduced the net capital spending for Pinson. In Third Quarter 2011, $0.6 million had been used principally to establish reclamation bonds for Pinson.
•	$1.3 million was provided by operations in Third Quarter 2012, net of a $2.1 million increase in working capital, compared to $5.9 million provided by operations in Third Quarter 2011, net of a $0.1 million decrease in working capital. The changes in revenue and in working capital contributed most significantly to the overall decrease in operating cash flow of $5.0 million.
•	$1.4 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in Third Quarter 2012 compared to $1.2 million used for debt repayments in Third Quarter 2011.
•	$0.6 million was used for capitalized interest related to the development of Pinson in Third Quarter 2012 compared to $0.2 million in Third Quarter 2011.
•	Sales of property or investments contributed roughly $0.4 million in both Third Quarter 2012 and Third Quarter 2011.
•	Warrant exercises in Third Quarter 2012 contributed $0.5 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Results of Operations – Nine Months Ended September 30, 2012 versus Nine Months Ended September 30, 2011

Atna generated net income of $4.6 million, $0.04 per basic share, for Year-To-Date 2012. Income before income tax was $5.4 million. These year-to-date results compare to a net income of $3.5 million, $0.03 per basic share, for Year-To-Date 2011. Significant elements of the $1.1 million favorable variance in net income between the two year-to-date periods are presented below.

•	Gold and silver revenues increased $5.7 million, or 15 percent, to $43.3 million in Year-To-Date 2012 compared to Year-To-Date 2011 with the gold ounces sold increasing from 23,948 to 26,076 ounces, a 9 percent increase, and the average price realized per gold ounce increasing from $1,557 to $1,649, a 6 percent increase.
•	Cost of sales, excluding depreciation, increased $3.2 million, or 14 percent, Year-To-Date 2012 compared to Year-To-Date 2011. Sales volumes increased 9 percent, so a net five percent increase relates to increased per unit costs. Increased costs included: expenses related to the secondary crusher failure; an unusual cycling of high-cost wear items, primarily tires and conveyor belts in Third Quarter 2012; relocation of the leach pad stacking system from the second lift to the third lift of the leach pad, also involving the repair of a number of unused stacker conveyors; and increasing diesel fuel prices.
•	Depreciation within cost of sales increased $0.4 million, or 8 percent, Year-To-Date 2012 compared to Year-To-Date 2011, consistent with the change in sales volumes.
•	General and administrative expenses increased $0.2 million, or 7 percent, to $3.2 million for Year-To-Date 2012 due to legal and consulting support, slightly higher levels of staff, and Sarbanes-Oxley, compliance audit fees.
•	Exploration expenses increased $0.7 million to $1.2 million Year-To-Date 2012 compared to Year-To-Date 2011, due to drilling programs at Pinson-open-pit and Columbia that will contribute to feasibility studies for those sites. Much of the drilling at Briggs and Reward in 2011 was capitalized.
•	Interest expense decreased $0.6 million, or 33 percent, to $1.2 million for Year-To-Date 2012 principally as the result of the retirement of scheduled portions of the 2009 Gold Bonds.
•	The realized and unrealized gains and losses on derivatives increased income by $1.0 million Year-To-Date 2012 relative to Year-To-Date 2011. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drives these gains and losses. Year-To-Date 2012, a realized loss of $1.4 million and an unrealized gain of $0.3 million were recognized for changes in the market value of the embedded 2009 Gold Bond derivatives.
•	Gains and losses on the disposal of assets decreased income by $0.8 million Year-To-Date 2012 relative to Year-To-Date 2011. Year-To-Date 2012, a haul-truck engine and pond netting with a book value of approximately $0.2 million were written-off. Year-To-Date 2011, the Atlanta property in Nevada and miscellaneous other property were sold, resulting in gain of $0.6 million.
•	Year-To-Date 2012, Other income includes a gain of $0.2 million realized as a result of an insurance settlement of $0.4 million for the principal property damage claim related to the failure of the secondary crusher.
•	A tax provision of $0.8 million was recognized Year-To-Date 2012 while no tax expense was recognized Year-To-Date 2011. The Year-To-Date 2012 tax provision primarily represents a decrease in future tax benefits, i.e., the deferred tax asset.

As of September 30, 2012, cash and cash equivalents were $20.7 million, a $10.7 million increase since December 31, 2012 and an increase of $10.1 million since September 30, 2011. The significant elements underlying the net increase in cash Year-To-Date 2012 are presented below with comparisons to Year-To-Date 2011.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

•	A stock offering Year-To-Date 2012 netted $16.3 million. The proceeds of the stock offering will principally be used toward the development of Pinson-underground. Year-To-Date 2011, a new debt obligation contributed $20.1 million; $15.0 million of this cash being used in the same period toward the acquisition of complete ownership interest in Pinson.
•	$13.3 million was used to acquire capital equipment and for mine development at Pinson and Briggs Year-To-Date 2012 compared to $7.9 million used at Briggs Year-To-Date 2011. Additionally Year-To-Date 2012, $0.6 million was received for a bulk-ore sample that reduced the net capital spending for Pinson.
•	$8.6 million was provided by operations Year-To-Date 2012, net of a $3.8 million increase in working capital, compared to $8.5 million provided by operations Year-To-Date 2011, net of a $1.9 million increase in working capital.
•	$4.1 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in Year-To-Date 2012 compared to $4.7 million used for debt repayments in Year-To-Date 2011.
•	$2.8 million was provided Year-To-Date 2012 through the exercise of outstanding warrants while few warrants were exercised Year-To-Date 2011.
•	$1.5 million was used for capitalized interest related to the development of Pinson Year-To-Date 2012 whereas $0.2 million was used for Pinson capitalized interest Year-To-Date 2011.
•	Year-To-Date 2012, $0.4 million was provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety, net of new requirements. Year-To-Date 2011, $0.7 million was used principally for Pinson’s reclamation bond.
•	Year-To-Date 2012, $0.8 million was provided through the sale of investments while proceeds from the sale of investments Year-To-Date 2011 contributed $0.4 million.
•	While a similar disposition did not occur Year-To-Date 2012, in Year-To-Date 2011, $0.5 million was provided through the sale of the Atlanta property.

Contractual Obligations

The Company’s material contractual obligations as of September 30, 2012, were:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$22,534,900	$20,908,700	$1,626,200	$-	$-
Finance lease obligations	3,071,900	987,100	2,084,800	-	-
Operating lease obligations	497,600	149,800	332,900	14,900	-
Asset retirement obligations	7,321,800	603,300	2,285,000	2,609,400	1,824,100

Total	$33,426,200	$22,648,900	$6,328,900	$2,624,300	$1,824,100

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from the issuance of debt, equity, or convertible bonds; new lines of credit; asset sales; or combinations thereof. As of September 30, 2012, the Company had net working capital (current assets less current liabilities) of $7.5 million. As of September 30, 2012, the Company had recoverable gold inventory of approximately 16,700 ounces at Briggs and approximately 690 ounces at Pinson which had a combined cost or recorded value of $19.0 million and a gross market value of approximately $30.9 million based on the quarter-end gold price of $1,776 per ounce.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company closed a $9.2 million equity offering. In August 2011, the Company arranged a C$20 million line of credit with Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013. In September of 2012, the Company closed a $17.25 million equity offering, principally to complete funding for the Pinson-underground mine development. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) may be a potential additional source of funds in 2012.

One of the two principal uses of funds anticipated within the next 12 months is expected to be funding development of the Pinson underground mine. The total project cost is expected to be approximately $28 million, of which $14.6 million has been spent through September 30, 2012. The second principal use of funds anticipated within the next 12 months is expected to be the reduction of debt. C$20.0 million is due to Sprott within the next 12 months, and principal repayments due to the 2009 Gold Bond holders, excluding the fluctuating value of the embedded derivatives, within the next 12 months amount to approximately $3.3 million.

Funding requirements could be significantly affected by the future price of gold, any unforeseen prolonged production disruptions at Briggs or Pinson, the working capital and mine development expenditures at Pinson prior to attainment of commercial production, and other events. Drilling and development projects at Reward, Pinson-open-pit, and Columbia are progressed only as funds become available. Atna will continue to assess its financing options and watch for windows of opportunity, considering additional sources of financing, to accelerate the development of Reward and to ensure funding for the other development projects.

The Company is maintaining its prior guidance for Briggs to produce in the range of 35,000 to 42,000 ounces for full year 2012. Due to ongoing cost pressures and the impact of one-off events, the full-year average cash cost at Briggs is now expected to range between $950 and $975 per ounce.

Highly dependent on the development schedule, Atna expects to produce 2,000 to 3,000 ounces of gold from the new underground operations at Pinson in 2012. The cash cost per ounce during development and ramp-up may be relatively high and not indicative of ongoing costs.

The only existing gold hedge as of September 30, 2012 is a forward gold sales contract embedded in the 2009 Gold Bonds. The 2009 Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than nine percent of the expected gold production from Briggs in 2012.

Financing Transactions

Equity Issuance: On September 12, 2012, the Company closed a short-form prospectus financing and issued 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million. In addition, there were a total of 1,035,000 brokers’ warrants issued with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value of C$0.3 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Year-To-Date 2012, the Company issued: 3.9 million shares related to the exercise of outstanding warrants at C$.70 per share, 0.6 million shares related to the exercise of vested options, and 0.6 million shares for fees related to the extension of the credit line with Sprott at a deemed price of $0.97 per share.

A roll-forward of the Company’s common shares outstanding Year-To-Date 2012 follows.

Nine Months 2012	Number of
Shares
Balance, beginning of the period	117,374,643
Sprott credit agreement	618,556
Exercise of warrants	3,948,469
Exercise of options	555,091
Equity offering	17,250,000

Balance, end of the period	139,746,759

Debt Issuance: In February of 2012, Atna and Sprott agreed to extend the existing C$20 million credit facility. Repayments of principal are due as follows: C$2.5 million on February 28, 2013, C$2.5 million on May 31, 2013, and C$15 million on August 31, 2013. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against this loan. The loan origination costs, including those for the extension, were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as mine development costs.

Notes Payable: In September 2010, the Company extended C$1.3 million of convertible debentures for one year. On March 1, 2011, the Company repaid $0.8 million in debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into 2.0 million shares of common stock.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113; the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Financial metrics related to the 2009 Gold Bonds follow.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

	As of September 30, 2012	As of December 31, 2011

Current gold bond derivative liability	$2,076,900	$1,459,000
Long-term gold bond derivative liability	498,700	1,386,100
Total gold bond derivative liability	$2,575,600	$2,845,100

Current gold bond liability	$3,442,700	$3,286,400
Long-term gold bond liability	893,200	3,494,800
Total gold bond liability	$4,335,900	$6,781,200

	Nine Months 2012	Nine Months 2011

Realized loss on gold bond derivatives	$(1,390,400)	$(1,150,200)
Unrealized gain (loss) on gold bond derivatives	$269,500	$(944,200)
Interest on gold bond liabilities	$(475,800)	$(747,700)
Bond discount amortized as interest expense	$(273,500)	$(429,900)

Investing Transactions

Asset Sales: Year-To-Date 2012 and Year-To-Date 2011, the Company received $0.8 million and $0.4 million, respectively, in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

Capital Expenditures: Cash expended for capital purchases and development Year-To-Date 2012 was $13.3 million. These capital expenditures were principally for development of the underground mine at Pinson and crusher improvements at Briggs. Additionally, Year-To-Date 2012, capitalized interest of $1.5 million was paid for financing and development of Pinson and capital was reduced by $0.6 million as a result of a bulk-sample ore sale by Pinson.

The principal capital expenditure budgeted for 2012 and early 2013 is the underground mine development at Pinson. Approximately $28 million has been budgeted through 2013, principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. An underground mining contractor was mobilized to the Pinson site early in 2012. The mining contractor is providing most of their own mining equipment, reducing Atna’s investment. The Company does not anticipate investing in processing equipment as Pinson has entered into agreements to either sell or process ore at third-party facilities. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Briggs’ additions to capital and development were $3.3 million Year-To-Date 2012. Capital spending at Briggs related principally to crusher improvements and the replacements of a generator, haul-truck engine, and other equipment. Inclusive of capitalized leases, rebuilds, and the infill drilling program; Briggs expects capital additions of between $0.6 million and $0.9 million in the fourth quarter of 2012. Drilling and development projects at Reward, Pinson-open-pit, and Columbia are progressed as funds become available.

The capital expenditures stated above have been approved for expenditure by the Company on a case-by-case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Outstanding Warrants

The following table summarizes warrants outstanding as of September 30, 2012. Based on the Company’s current stock price, the Company expects that the exercise of stock warrants may continue to be a potential additional source of funds in 2012.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

December 2, 2012	0.2	C$	0.70	4,537,443
March 11, 2014	1.4	C$	1.00	1,035,000

Surety Bonds

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total estimated bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson-underground is estimated to be $2.0 million. A $0.8 million bond has been posted and the remaining $1.2 million may be required by year-end 2012. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

The Company has on deposit with the Montana Department of Environmental Quality (“MDEQ”) $2.3 million in an interest-bearing account for reclamation at the Kendall Mine. In addition, the Company posted a $0.2 million surety bond with the MDEQ for the capping project in Third Quarter 2012, and provided the surety with $0.1 million in collateral. See “Kendall, Montana” above.

Related Party Transactions

During 2012 and 2011, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			September 30, 2012		December 31, 2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	$20,675,800	$20,675,800	$9,963,100	$9,963,100
Restricted cash and marketable securities held in surety	Loans and receivable	1	4,962,300	4,962,300	5,743,800	5,743,800
Investments	Available-for-sale	1	97,100	97,100	323,900	323,900
Total financial assets			$25,735,200	$25,735,200	$16,030,800	$16,030,800
Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	n/a	$6,768,400	$6,768,400	$4,411,100	$4,411,100
Derivative liabilities	Held-for-trading	2	2,575,600	2,575,600	2,845,100	2,845,100
Notes payable	At amortized cost	2	22,534,900	22,534,900	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	4,335,900	4,335,900	6,781,200	6,781,200
Finance leases	At amortized cost	n/a	3,071,900	3,071,900	2,477,300	2,477,300
Total financial liabilities			$39,286,700	$39,286,700	$37,993,800	$37,993,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	June 30, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$5,272,900	$-	$-	$6,047,600

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Derivatives

As of September 30, 2012, the Company had the following derivatives outstanding.

	US$	Expiry Date - Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Embedded 2009 Gold Bond Forwards	$1,113	814	3,257	4,071	$2,575,600

As of September 30, 2012, the Company’s only outstanding derivatives are the forward sales embedded in the 2009 Gold Bonds. Please see “2009 Gold Bonds Payable” above for a further description of the 2009 Gold Bonds and for relevant financial metrics.

Risk Management

The Company is normally exposed to a number of market risks. The Company has a risk management program that involves senior management and when appropriate, the Board of Directors of the Company (the “Board”). Management applies policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company may use various financial instruments to manage these risks.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value. For Third Quarter 2012, if the price of gold averaged 10 percent higher or lower, we would have recorded an increase or decrease in revenue of approximately $1.4 million, respectively.

Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases could be structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

If the gold price increases or decreases by 10 percent, our 2009 Gold Bond derivative liability existing as of September 30, 2012, would increase or decrease by $0.7 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Foreign exchange risk: A credit facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million credit facility would increase or decrease by approximately $2.0 million, respectively.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company has sold its gold and silver production at market prices principally through one metals merchant during the past three years. The outstanding receivable balance has been kept below two percent of annual revenue, minimizing the counterparty credit risk. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that the loss of its customers buying precious metals would not have a materially adverse effect.

Pinson is dependent on one contractual counterparty, Newmont Mining, through December 2013, to process and buy its oxide ore. Pinson is dependent on one contractual counterparty, Barrick Gold, under an evergreen agreement and at Pinson’s option, to process and buy its sulfide ore. To the extent Pinson carries trade receivables, a credit risk arises. If a receivable is considered to be uncollectible, an allowance will be recognized.

The Company maintains cash accounts and also maintains collateral for surety bonds with several financial institutions. The balances in US and Canadian financial institutions often exceed the levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. The Company considers the financial institutions used to be financially strong and does not consider the underlying risk to be significant at this time.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from the issuance of debt, equity, or convertible bonds; new lines of credit; asset sales; or combinations thereof.

Regulatory risk: Changes in the regulatory environment in the US may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the regulatory changes.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Stock Options

The following table summarizes the stock options outstanding and exercisable as of September 30, 2012.

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.40	$0.55	1,332,500	1.2	$0.45	1,332,500	1.2	$0.45
0.56	0.70	3,297,000	2.7	0.62	2,666,332	2.7	0.62
0.71	0.85	690,000	3.4	0.72	473,333	3.1	0.71
0.86	1.18	2,510,000	3.3	0.89	864,168	3.4	0.90

$0.40	$1.18	7,829,500	2.7	$0.68	5,336,333	2.4	$0.63

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term. On October 18, 2012, the Company provided notice to Mr. Doug Stewart, COO, that the Company would not be renewing his contract at its termination on December 31, 2012.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the second step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company has determined that the adoption of IFRS 10 will not have an impact upon the Company.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial outlook of the Company and its projects, constitute forward-looking statements within the meaning of applicable securities legislation. Forward looking statements are provided for the purpose of conveying management’s expectation and plans relating to the future. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, costs, internal rates of return, timing of commencement of commercial production, drilling schedules and potential results, granting of permits and approvals, and the timing and potential results of studies and reports.

Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current and anticipated market and operational conditions, and other factors that the Company believes are appropriate to consider in the circumstances. Such assumptions include but are not limited to: ranges of future gold prices, realization of economic benefits from identified reserves, reasonable continuity of operating costs, development costs and outcomes consistent with feasibility studies, the reasonable granting and extension of permits, the reasonable continuity of environmental and other regulations, the recoverability and timing of gold production from the heap leach process, realization of benefits from all capital including deferred stripping costs incurred during development and production, the estimated fair value of share-based compensation, the estimated fair value of financial instruments and nonmonetary transactions, future profitability affecting deferred tax assets and liabilities, and the probable outcome of contingencies. While estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, future gold prices, risks relating to sources and uses of funding, the availability of additional funding, the interpretation or results of exploration, development and production schedules, capital and operating costs, competition, production outputs, regulatory restrictions, environmental regulations, and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the sections headed “Risk Management”, “Critical Accounting Estimates”, and “Risks and Uncertainties”. For a more detailed discussion of such risks and other factors, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as the Company’s other filings with Canadian Securities Administrators and the SEC.

Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such forward-looking statements due to the inherent uncertainty. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Third Quarter 2012

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2011, which can be found on SEDAR at www.sedar.com.

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